GRAPHIC OMITTED [Grupo Financiero Galicia]

FOR IMMEDIATE RELEASE

For more information contact:

Pedro A. Richards
Managing Director
Telefax: (5411) 4343-7528
investorelations@gfgsa.com
www.gfgsa.com

         GRUPO FINANCIERO GALICIA S.A. REPORTS FINANCIAL RESULTS FOR ITS
             FOURTH QUARTER AND FISCAL YEAR ENDED DECEMBER 31, 2008

(Buenos Aires, Argentina, February 13, 2009) - Grupo Financiero Galicia S.A. ("Grupo Galicia", "GFG") (Buenos Aires Stock Exchange: GGAL / NASDAQ: GGAL) today announced its consolidated financial results for the fourth quarter of fiscal year 2008, ended December 31, 2008.

NET INCOME FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

     o Net income for the fiscal year ended December 31, 2008 was Ps. 176.8 million or Ps. 0.142 per share, equivalent to Ps. 1.42 per ADS, taking into account the average shares outstanding during the fiscal year.

     o During the same period, Banco de Galicia y Buenos Aires S.A. ("the Bank") recorded a Ps. 195.3 million net income. Excluding the amortization of amparo claims (Ps. 39.5 loss) and the adjustment to the valuation of public-sector assets (Ps. 9.2 earning), adjusted net income amounted to Ps. 225.6 million.

 NET INCOME FOR THE QUARTER ENDED DECEMBER 31, 2008

     o Net income for the quarter ended December 31, 2008 was Ps. 32.2 million or Ps. 0.026 per share, equivalent to Ps. 0.26 per ADS.

     o This result was mainly attributable to the income derived from our interest in the Bank (Ps. 38.6 million) and in Sudamericana Holding (Ps. 5.7 million), partially offset by financial expenses and administrative expenses for Ps. 7.9 million.

     o The Bank recorded a Ps. 40.9 million net income. Excluding the amortization of amparo claims (Ps. 11.5 loss) and the adjustment to the valuation of public-sector assets (Ps. 7.3 earning), adjusted net income amounted to Ps. 45.1 million.

     o The table below shows results per share information, based on Grupo Galicia's financial statements.

                                                              In pesos
                                          -------------------------------------------------
                                            FY 2008      FY 2007    twelve months ended at:
                                          ----------   ----------   -----------------------
                                              4Q           4Q
Earnings per Share                        12/31/2008   12/31/2007   12/31/2008   12/31/2007
---------------------------------------   ----------   ----------   ----------   ----------
Total Average Shares (in thousands)        1.241.407    1.241.407    1.241.407    1.241.407
Total Shares Outstanding (in thousands)    1.241.407    1.241.407    1.241.407    1.241.407
  Book Value per Share                         1,487        1,333        1,487        1,333
  Book Value per ADS (*)                      14,870       13,330       14,870       13,330
  Earnings per Share                           0,026        0,036        0,142        0,037
  Earnings per ADS (*)                         0,260        0,360        1,420        0,370

----------
(*) 1 ADS = 10 ordinary shares

     o Grupo Galicia's fourth quarter net income represents an annualized return of 0.72% on average assets and of 7.00% on average shareholders' equity.

                                                              Percentages
                                          -------------------------------------------------
                                            FY 2008      FY 2007    twelve months ended at:
                                          ----------   ----------   -----------------------
                                              4Q           4Q
Profitability                             12/31/2008   12/31/2007   12/31/2008   12/31/2007
---------------------------------------   ----------   ----------   ----------   ----------
Return on Average Assets (*)                    0,72         0,97         0,91         0,37
Return on Average Shareholders
 Equity (*)                                     7,00        10,97        10,13         2,86

----------
(*) Annualized.

     o The table below shows Grupo Financiero Galicia's income statement for fiscal year 2008, on a non consolidated basis, which includes the elimination of transactions with controlled companies.

                                                    In millions of pesos
                                                 ---------------------------
                                                    Twelve months ended at
                                                 ---------------------------
                                                  31/12/2008     31/12/2007
                                                 ------------   ------------
Income from equity investments                          218,4           65,3
Administrative expenses                                 (14,9)         (15,1)
Net other income                                         (1,0)          (0,9)
Net financial income                                    (27,8)          (0,2)
Income tax                                                2,1           (3,1)
                                                 ------------   ------------
Net income for the year                                 176,8           46,0
                                                 ------------   ------------

NET INCOME BY BUSINESS

     o The table below shows a "Net Income by Business" analysis. It includes a breakdown of Grupo Financiero Galicia's results by subsidiary.

     o "Income from stake in Sudamericana Holding" includes the results from our interest in such company as of September 30, 2008.

     o "Income from Stake in Other Companies" includes the results from our interests in Net Investment, Galicia Warrants, G.V. Mandataria and Galval as of December 31, 2008.

     o The "Deferred Tax Adjustment" shows the income tax charge determined by Banco Galicia's subsidiaries, according to the deferred tax method. This adjustment was not made in Banco Galicia's financial statements because Argentine Central Bank's regulations do not contemplate the application of the deferred tax method.

     o "Other Income GFG" mainly includes the administrative expenses and the financial expenses.

                                                          In millions of pesos
                                          -------------------------------------------------
                                                  FY 2008            Twelve months ended at
                                          -----------------------   -----------------------
                                              4Q           3Q
Net Income by Business                     31/12/08     31/09/08     31/12/08     31/12/07
---------------------------------------   ----------   ----------   ----------   ----------
Income from stake in Banco
 Galicia (94,66%)                               38,6         73,5        184,8         29,1
Income from stake in Sudamericana
 Holding (87,5%)                                 5,7          4,4         19,7         14,6
Income from stake in otras sociedades           (2,0)         1,6         (0,0)         1,0
Deferred tax adjustment in Banco
 Galicia's subsidiaries                          7,6         (3,4)        13,2          7,9
Other Income GFG                               (19,5)       (10,1)       (43,1)        (3,5)
Income tax                                       1,8          0,3          2,1         (3,1)
Net Income for the period                       32,2         66,4        176,8         46,0

RECENT DEVELOPMENTS

     o On January 7, 2009 Grupo Galicia prepaid the U$S 62 million loan due July 25, 2009 with a payment of U$S 39.1 millions. This payment was made using liquid assets plus funds from a Loan of Ps. 97 million granted by Sudamericana Holding S.A.

     o Grupo Galicia has called an Ordinary Shareholder' Meeting to be held on March 9, 2009 to consider the creation of a program for the issuance of Negotiable Obligations.

CONFERENCE CALL

On Tuesday, February 17 at 10:00 A.M. Eastern Standard Time (1:00 P.M. Buenos Aires Time), GFG will host a conference call to review this results.

The call-in number is: (719) 325-4804

Grupo Financiero Galicia S.A

SELECTED FINANCIAL INFORMATION-CONSOLIDATED DATA(*)

                                                                              In millions of pesos
                                                        --------------------------------------------------------------
                                                         12/31/08     09/30/08     06/30/08     03/31/08     12/31/07
                                                        ----------   ----------   ----------   ----------   ----------
CASH AND DUE FROM BANKS                                    3.405,1      3.288,7      3.039,9      2.697,5      2.960,0
GOVERNMENT AND CORPORATE SECURITIES                        1.531,9      1.102,5      1.220,5      1.816,3      1.694,0
LOANS                                                     11.774,6     12.412,2     11.931,5     12.150,7     11.601,0
OTHER RECEIVABLES RESULTING FROM FINANCIAL
 BROKERAGE                                                 4.123,8      4.242,5      3.840,2      3.997,9      3.597,0
EQUITY IN OTHER COMPANIES                                     48,5         84,2         43,7         45,7         43,8
BANK PREMISES AND EQUIPMENT, MISCELLANEOUS
 AND INTANGIBLE ASSETS                                     1.516,9      1.438,5      1.397,8      1.339,6      1.304,0
OTHER ASSETS                                               2.335,0      1.931,9      1.784,3      1.684,7      1.628,9
TOTAL ASSETS                                              24.735,8     24.500,5     23.257,9     23.732,4     22.828,7

DEPOSITS                                                  14.056,1     14.239,2     13.087,5     13.873,5     13.165,6
- Non-Financial Government Sector                          1.290,9        253,9        206,4        161,4        193,9
- Financial Sector                                           169,3        173,8        166,9        165,3        167,2
- Non-Financial Private Sector and Residents Abroad       12.595,9     13.811,5     12.714,2     13.546,8     12.804,5
  - Current Accounts                                       3.002,0      3.055,5      2.841,2      2.983,1      2.629,9
  - Savings Accounts                                       3.843,6      3.599,8      3.261,9      3.181,6      3.229,0
  - Time Deposits                                          5.411,2      6.824,4      6.191,3      6.960,1      6.543,9
  - Other                                                    262,1        220,5        316,4        321,6        291,3
  - Accrued interest and quotation diferences payable         77,0        111,3        103,4        100,4        110,4

OTHER BANKS AND INTERNATIONAL ENTITIES                     1.190,1      1.188,6      1.395,0      1.080,3        930,4
NEGOTIABLE OBLIGATIONS                                     2.873,1      2.665,3      2.825,1      2.945,9      3.045,5
OTHER LIABILITIES                                          4.524,6      4.373,1      3.991,4      3.917,2      3.815,1
MINORITY INTERESTS                                           246,2        235,2        226,1        224,8        217,6
TOTAL LIABILITIES                                         22.890,1     22.701,4     21.525,1     22.041,7     21.174,2
SHAREHOLDERS' EQUITY                                       1.845,7      1.799,1      1.732,8      1.690,7      1.654,5

INFLATION AND EXCHANGE RATE
Retail Price Index (%)(**)                                    1,11         1,35         2,04         2,55         2,48
Wholesale Price Index (%)(**)                                 0,16         2,16         3,54         2,86         2,62
C.E.R. (%)(**)                                                1,31         1,50         2,52         2,42         2,30
Exchange Rate ($/U$S)(***)                                  3,4537       3,1302       3,0242       3,1653       3,1510

----------
(*) Grupo Financiero Galicia S.A., consolidated with subsidiary companies (Art.33 - Law 19550).
(**)  Variation within the quarter.
(***) Last working day of the quarter. Source B.C.R.A. - Comunique "A"
      3500 - Reference Exchange Rate

--------------------------------------------------------------------------------
This report is a summary analysis of Grupo Galicia's financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with Banco Galicia's press release (www.bancogalicia.com.ar) and GFG's financial statements, as well as with all other material periodically filed with the Comision Nacional de Valores (www.cnv.gov.ar), the Securities and Exchange Commission (www.sec.gov), the Bolsa de Comercio de Buenos Aires (www.bolsar.com.ar) and the Cordoba Stock Exchange and Nasdaq (www.nasdaq.com). Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Therefore, any matters of interpretation should be referred to the original version in Spanish.
--------------------------------------------------------------------------------

Grupo Financiero Galicia S.A

SELECTED FINANCIAL INFORMATION-CNSOLIDATED DATA(*)

                                                                               In millions of pesos
                                                            --------------------------------------------------------------
Quarter ended:                                               12/31/08     09/30/08     06/30/08     03/31/08     12/31/07
                                                            ----------   ----------   ----------   ----------   ----------
FINANCIAL INCOME                                                 731,3        588,1        650,7        589,2        550,7
- Interest on Cash and Due From Bank                               1,0          1,7          2,1          4,0          5,1
- Interest on Loans to the Financial Sector                        1,8          1,0          0,7          0,4          0,3
- Interest on Overdrafts                                          55,8         49,8         40,8         36,4         34,4
- Interest on Notes                                              120,0        115,0        101,3        104,2         97,3
- Interest on Mortgage Loans                                      33,3         32,1         30,9         30,2         29,6
- Interest on Pledge Loans                                         4,0          4,0          3,6          3,4          3,7
- Interest on Credit Card loans                                  198,8        157,2        161,1        139,4        127,6
- Interest on Other Loans                                         89,5         79,0         78,2         70,8         63,3
- Net Income from Government and Corporate
   Securities                                                     57,6         40,6         64,8         75,1         57,4
- On Other Receivables Resulting from Financial
   Brokerage                                                       8,1          8,1          8,9          8,9          9,7
- Net Income from Guaranteed Loans-Decree 1387/01                 14,3         15,8         15,5         14,3         13,8
- Adjustment by application of adjusting index                    20,3         24,5         39,4         39,7         47,6
- Quotations Differences on Gold and Foreign Currency            (22,6)         4,0         73,8         22,7         29,5
- Other                                                          149,4         55,3         29,6         39,7         31,4

FINANCIAL EXPENSES                                               370,7        358,1        357,4        334,8        338,5
- Interest on Demand Accounts Deposits                             6,9          5,4          4,7          4,6          4,7
- Interest on Saving Accounts Deposits                             0,7          0,9          0,9          0,9          0,8
- Interest on Time Deposits                                      231,2        206,2        153,6        166,7        156,6
- Interest on Interbank Loans Received (Call Money
   Loans)                                                          3,6          0,0          2,0          0,1          0,7
- Interest on Loans from Financial Sector                          0,1          0,2          0,2          0,3          0,4
- For Other Liabilities resulting from Financial
   Brokerage                                                      76,3         73,4         73,6         73,7         74,4
- Interest on Subordinated Negotiable Obligations                 27,4         24,7         24,4         24,9         24,2
- Other interest                                                   0,6          0,7          0,9          1,1          1,1
- Adjustment by application of adjusting index                     0,5          1,0          3,2          4,5          7,7
- Contributions to the Deposit Insurance Fund                      6,1          5,8          6,0          5,7          5,5
- Other                                                           17,3         39,8         87,9         52,3         62,4

GROSS BROKERAGE MARGIN                                           360,6        230,0        293,3        254,4        212,2

PROVISIONS FOR LOAN LOSSES                                       132,0         84,2         94,0         85,2         96,6

INCOME FROM SERVICES, NET                                        316,5        313,5        293,6        264,3        251,4

ADMINISTRATIVE EXPENSES                                          479,8        472,0        446,9        382,4        366,5
- Personnel Expenses                                             261,5        253,8        239,7        211,2        191,0
- Directors' and Syndics' Fees                                     2,7          1,5          2,1          1,9          1,6
- Other Fees                                                      15,3         15,5         13,9         12,2         12,7
- Advertising and Publicity                                       36,5         42,8         41,9         25,3         33,2
- Taxes                                                           29,2         27,4         26,0         21,4         21,7
- Depreciation of Premises and Equipment                          16,0         15,4         15,1         15,4         14,5
- Amortization of Organization and Development
   Expenses                                                       11,2          9,7          9,1          8,0          8,6
- Other Operating Expenses                                        64,2         66,5         62,2         56,3         52,3
- Other                                                           43,2         39,4         36,9         30,7         30,9

MINORITY INTEREST                                                (11,0)        (9,1)        (8,5)        (7,2)        (9,0)

INCOME FROM EQUITY INVESTMENTS                                     0,1         55,2          0,0          1,5          0,1

NET OTHER INCOME                                                  (7,6)        58,4         20,6          8,7         69,7

INCOME TAX                                                        14,6         25,5         16,0         17,9         16,7

NET INCOME                                                        32,2         66,3         42,1         36,2         44,6

----------
(*) Grupo Financiero Galicia, consolidated with subsidiary companies
    (Art. 33 - Law 19550).

Grupo Financiero Galicia S.A

SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA (*)

                                                                       In millions of pesos
                                                                      ----------------------
Twelve months ended at:                                               12/31/08      12/31/07
                                                                      ----------   ----------
FINANCIAL INCOME                                                         2.559,3      1.997,9
- Interest on Cash and Due From Bank                                         8,8         14,9
- Interest on Loans to the Financial Sector                                  3,9          3,3
- Interest on Overdrafts                                                   182,8        111,3
- Interest on Notes                                                        440,5        294,2
- Interest on Mortgage Loans                                               126,5         98,4
- Interest on Pledge Loans                                                  15,0         12,4
- Interest on Credit Card loans                                            656,5        431,8
- Interest on Other Loans                                                  317,5        202,8
- Net Income from Government and Corporate Securities                      238,1        241,3
- On Other Receivables Resulting from Financial Brokerage                   34,0         36,2
- Net Income from Guaranteed Loans-Decree 1387/01                           59,9         79,7
- Adjustment by application of adjusting index                             123,9        205,1
- Quotations Differences on Gold and Foreign Currency                       77,9         88,0
- Other                                                                    274,0        178,5

FINANCIAL EXPENSES                                                       1.421,0      1.246,7
- Interest on Demand Accounts Deposits                                      21,6         16,4
- Interest on Saving Accounts Deposits                                       3,4          4,5
- Interest on Time Deposits                                                757,7        521,1
- Interest on Interbank Loans Received ( Call Money Loans)                   5,7          3,9
- Interest on Loans from Financial Sector                                    0,8          1,9
- For other Liabilities resulting from Financial Brokerage                 297,0        313,6
- Interest on Subordinated Negotiable Obligations                          101,4         94,7
- Other interest                                                             3,3         45,8
- Adjustment by application of adjusting index                               9,2         67,0
- Contributions to the Deposit Insurance Fund                               23,6         20,4
- Other                                                                    197,3        157,4

GROSS BROKERAGE MARGIN                                                   1.138,3        751,2

PROVISIONS FOR LOAN LOSSES                                                 395,4        255,5

INCOME FROM SERVICES, NET                                                1.187,9        913,1

ADMINISTRATIVE EXPENSES                                                  1.781,1      1.286,3
- Personnel Expenses                                                       966,2        670,6
- Directors' and Syndics' Fees                                               8,2          6,4
- Other Fees                                                                56,9         42,9
- Advertising and Publicity                                                146,5        113,8
- Taxes                                                                    104,0         70,4
- Depreciation of Premises and Equipment                                    61,9         50,0
- Amortization of Organization and Development Expenses                     38,0         35,6
- Other Operating Expenses                                                 249,2        190,6
- Other                                                                    150,2        106,0

MINORITY INTEREST                                                          (35,8)       (32,1)

INCOME FROM EQUITY INVESTMENTS                                              56,8          2,0

NET OTHER INCOME                                                            80,1         25,1

INCOME TAX                                                                  74,0         71,5

NET INCOME                                                                 176,8         46,0

----------
(*) Grupo Financiero Galicia, consolidated with subsidiary companies
    (Art. 33 - Law 19550).